Exhibit 99.2

BARRICK MINING CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Barrick Mining Corporation (the Company) 161 Bay Street, Suite 3700 Toronto, Ontario M5J 2S1 Canada

ITEM 2	Date of Material Change

May 6, 2025

ITEM 3	News Release

A news release with respect to the material change described in this report was issued by the Company on May 6, 2025 and disseminated through the facilities of a recognized news wire service. A copy of the news release is available on the Company’s website at www.barrick.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

ITEM 4	Summary of Material Change

On May 6, 2025, the Company changed its name from “Barrick Gold Corporation” to “Barrick Mining Corporation” in English and from « Société aurifère Barrick » to « Société minière Barrick » in French (the Name Change).

ITEM 5	Full Description of Material Change

On May 6, 2025, the Company changed its name from “Barrick Gold Corporation” to “Barrick Mining Corporation” in English and from « Société aurifère Barrick » to « Société minière Barrick » in French.

The common shares of the Company (the Barrick Shares) are expected to commence trading under the Company’s new name on the New York Stock Exchange and the Toronto Stock Exchange at the start of trading on May 9, 2025. In addition, in connection with the Name Change, the Company also intends to change the stock symbol of the Barrick Shares on the New York Stock Exchange from “GOLD” to “B” with effect from the start of trading on May 9, 2025. The Barrick Shares will continue to trade under the “ABX” stock symbol on the Toronto Stock Exchange. The new CUSIP number for the Barrick Shares effective at the start of trading on May 9, 2025 will be 06849F108.

All certificates evidencing Barrick Shares will remain valid and shareholders will not be required to surrender or exchange their current share certificates in connection with the Name Change. The Name Change will not affect any of the Company’s rights or obligations or the rights of shareholders.

Additional information concerning the Name Change is set forth in the Company’s 2025 Information Circular filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

For further information, please contact Joseph Heckendorn, Vice-President, Corporate Secretary and Associate General Counsel, at +1-416-861-9911.

ITEM 9	Date of Report

May 6, 2025